Exhibit 99.1

ASX ANNOUNCEMENT
November 25th, 2009

Resignation of Mr. Fred Bart as Chairman and Company Director

The Board of Directors of Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) advises that the Company’s Chairman, Mr. Fred Bart, has resigned as a Director of the Company and various subsidiaries.

As a result, Resolution 2 of the Notice for the 2009 Annual General Meeting, which was to consider Mr. Bart’s re-election, has been withdrawn and will therefore not be put before the Meeting which is scheduled to be held at 10.00 am today.

The Company would like to thank Mr. Bart for his significant contribution during the past 13 years as a Director and the past twelve months as Chairman of the Board.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman
Chief Executive Officer

Genetic Technologies Limited
Phone: +61 3 8412 7000